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                                                                      EXHIBIT 12

                       THE WASHINGTON WATER POWER COMPANY

         Computation of Ratio of Earnings to Fixed Charges and Preferred
                            Dividend Requirements (1)
                                  Consolidated
                             (Thousands of Dollars)

                                                12 Mos. Ended                Years Ended December 31
                                                September 30    --------------------------------------------------
                                                    1995          1994          1993          1992          1991
                                                -------------   --------      --------      --------      --------
Fixed charges, as defined:
         Interest on long-term debt               $ 54,567      $ 49,566      $ 47,129      $ 51,727      $ 52,801
         Amortization of debt expense
           and premium - net                         3,483         3,511         3,004         1,814         1,751
         Interest portion of rentals                 3,292         1,282           924         1,105         1,018
                                                  --------      --------      --------      --------      --------
             Total fixed charges                  $ 61,342      $ 54,359      $ 51,057      $ 54,646      $ 55,570
                                                  ========      ========      ========      ========      ========


Earnings, as defined:
         Net income from continuing ops           $ 81,208      $ 77,197      $ 82,776      $ 72,267      $ 70,631
         Add (deduct):
           Income tax expense                       47,437        44,696        42,503        41,330        38,086
           Total fixed charges above                61,342        54,359        51,057        54,646        55,570
                                                  --------      --------      --------      --------      --------
             Total earnings                       $189,987      $176,252      $176,336      $168,243      $164,287
                                                  ========      ========      ========      ========      ========


Ratio of earnings to fixed charges                    3.10          3.24          3.45          3.08          2.96


Fixed charges and preferred
  dividend requirements:
         Fixed charges above                      $ 61,342      $ 54,359      $ 51,057      $ 54,646      $ 55,570
         Preferred dividend requirements (2)         9,684        13,668        12,615        10,716        14,302
                                                  --------      --------      --------      --------      --------
             Total                                $ 71,026      $ 68,027      $ 63,672      $ 65,362      $ 69,872
                                                  ========      ========      ========      ========      ========


Ratio of earnings to fixed charges
  and preferred dividend requirements                 2.67          2.59          2.77          2.57          2.35

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(1)  Calculations have been restated to reflect the results from continuing operations (ie. excluding discontinued coal mining operations).

(2) Preferred dividend requirements have been grossed up to their pre-tax level.